Correspondence

Eastern Light Capital
100 Pine Street, Suite 560
San Francisco, CA 94111
NYSE Amex: ELC

July 20, 2010

Via EDGAR

Mr. Daniel L. Gordon, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eastern Light Capital, Incorporated. Form 10-K for fiscal year ended December 31, 2009 File No. 1-12941

Dear Mr. Gordon:

Set forth below is the response of Eastern Light Capital, Incorporated, a Delaware corporation (“ELC” or the “Company”), to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in your letter, dated July 1, 2010 (the “Letter”), to Richard J. Wrensen, ELC’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Commission on April 15, 2010. Each comment contained in the Letter is reproduced below in italics and is followed by the Company’s response to each such comment.

Item 15. Exhibits and Financial Statements: Consolidated Statements of Operations, page FS-4

1.
Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company’s statements of operations (e.g., disclosure of net interest income after provision for loan losses).  In addition, tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB Topic 11-K.

The Company is neither a bank holding company nor a depository lending institution and so believes that Article 9 and Guide 3 are not applicable. Management believes that the form and content of ELC’s financial statements are appropriate for the business activities it conducts.

In preparing the Company’s statements of operations, management believes that neither Industry Guide 3 nor Article 9 of Regulation S-X, either in original form or as expanded upon under Staff Accounting Bulletin Topic 11K, is applicable to the Company. As stated in its filings, the Company is a Real Estate Investment Trust (REIT) and not a depository entity.

Mr. Daniel L. Gordon, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

 Furthermore, Form 10-K for the period ending December 31, 2009 includes disclosures about weighted-average yields1 and delinquency information2 for its investment portfolios.

With regards to the filings referred to herein, Eastern Light Capital acknowledges that:

•	the Company is responsible for the adequacy and accuracy of thedisclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (415) 693-9500.

Very truly yours,

/s/  Richard J. Wrensen                                     .
Richard J. Wrensen
Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated

1 Mortgage Investment Business- Mortgage Loan Portfolio, page 5.  EDGAR Online, Commission File # 001-12941

2 Mortgage Banking Business- Delinquencies, page 7, Mortgage Notes Receivable- Footnote A, page FS-12.  EDGAR Online, Commission File # 001-12941